

July 17, 2007

Room 7010

Richard J. Kramer
Executive Vice President & Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 001-01927**

Dear Mr. Kramer:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Quantitative and Qualitative Disclosures about Market Risk, page 34

1.   Considering your existing disclosures regarding the increased raw material costs in 2006 and the significant impact the raw materials costs had on your operations, a discussion of commodity price risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure, your risk

management strategies, or if you don't manage this risk, a statement disclosing
that fact.

Liquidity and Capital Resources, page 53

2.   As part of your new master labor agreement with USW you have entered into an
       understanding to establish a VEBA and contribute $1 billion, of which $700
       million will be funded in cash and the remaining in cash or shares of common
       stock at your option. We recognize the establishment of the VEBA is conditioned
       upon US District Court approval and any contributions to the VEBA will follow
       that approval. However, this commitment should be contemplated in your
       liquidity discussions. Please revise, in future filings, to address the following:
       ▪ The impact this funding commitment will have on your liquidity and cash
          position, as well as the inability for you to immediately remove your liability
          for USW retiree healthcare benefits from your balance sheet.
       ▪ The impact any decision of the Company to contribute cash instead of shares
          would have on operations and liquidity, and
       ▪   Your consideration of including any future commitments that have received
          approval in your contractual obligations table.

3.   Your liquidity section states that your ability to service debt is dependent on the
       results of operations of your subsidiaries and their ability to provide cash. You
       further discuss that dividends, loans or other distributions from your subsidiaries
       may be subject to contractual and other restrictive governmental regulations. We
       note the $284 million of net assets restricted at December 31, 2006; however,
       please expand your disclosure in future filings to discuss the presence and nature
       of any current restrictions, and how you plan to overcome these restrictions in
       order to service your debt.

4.   Your disclosure includes a brief description of certain covenants of your credit
       facilities. However you do not make an affirmative statement regarding the
       compliance with the terms of the covenants. In future filings, please note that
       material covenants related to all outstanding debt should be discussed and
       analyzed. Refer to FRR No. 72 – 501.13.   Considering your strategy of "divesting
       non-core businesses," your discussion should also address the impact your sales
       of assets and businesses have had on covenant compliance.

5.   We note your contingent contractual obligation with regards to your alliance with
       Sumitomo. However, your document does not discuss this alliance anywhere else.
       Please tell us and revise future filings to discuss the nature of this agreement, the
       terms and conditions and the amount of the potential payment you would have to

make in order to acquire Sumitomo's interest in the alliance pursuant to the exit rights.

Note 5. Accounts and Notes Receivables, page 85

6.   We note your discussion that indicates your accounts receivable continuous sales program was terminated in 2004. However on page 56, you disclose information regarding an accounts receivable securitization program that is currently being utilized. Please tell us and clarify, in future filings, the nature of these programs, including which programs are currently open and which ones are currently terminated and how you have complied with paragraphs 9-16 of SFAS No. 140 and other applicable authoritative GAAP literature.

Form 10-Q for the Quarter Ended March 31, 2007

7.   You disclose on page 16 of the 3/31/07 Form 10-Q that an independent asbestos valuation firm was used in accounting for the asbestos liability. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm. Refer to Section 436(b) of Regulation C.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief